Qumu Corporation
510 1st Avenue North, Suite 305
Minneapolis, MN 55403

April 16, 2018

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549
Attention: Jan Woo and Michael Foland

Re:    Qumu Corporation
Registration Statement on Form S-3
Filed April 9, 2018
File No. 333-224200

Dear Ms. Woo and Mr. Foland:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Qumu Corporation hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on Wednesday, April 18, 2018, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact the undersigned at (612) 683-9100 or April Hamlin of Ballard Spahr LLP at (612) 371-3211.

Sincerely,

QUMU CORPORATION

/s/ David G. Ristow

David G. Ristow
Chief Financial Officer

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